Exhibit (a)(5)(V)
PRESS RELEASE — October 12, 2006
Barrick Extends Offer of US$14.50 for NovaGold
Barrick Gold Corporation (ABX: TSX; NYSE) announced today that its offer to acquire the outstanding shares of NovaGold Resources Inc. for US$14.50 per share will be extended to 9:00 p.m. (Toronto time) on October 24, 2006.
     “We are providing additional time for NovaGold shareholders to consider our offer which we believe should be substantially more attractive to NovaGold shareholders today than when it was announced in late July. Barrick’s premium all-cash offer has insulated NovaGold shareholders from recent declines in gold prices and gold equities,” said Greg Wilkins, President and Chief Executive Officer.
     Since Barrick announced its offer on July 24, 2006, the following developments have occurred which should be significant factors for NovaGold shareholders to consider with respect to Barrick’s all-cash offer:
•	The gold price has declined by approximately US$40 per ounce

•	The XAU Gold and Silver Index has declined by 7.6 per cent

•	NovaGold has not been successful in attracting another bidder despite running a full auction

•	Barrick believes that NovaGold has been unable to demonstrate any additional value for its projects that was not well known before Barrick’s offer
     NovaGold recently released its Preliminary Economic Assessment for the Donlin Creek project. Barrick believes this assessment uses very optimistic assumptions which could not be supported by a thorough feasibility study. It simply demonstrates that Donlin Creek is a challenging project, which will require a company of Barrick’s size, financial strength and development expertise to complete on an economic basis. This is especially true, given the large number of variables that arise over the lengthy period leading to commercial production. NovaGold itself now suggests Donlin Creek will not begin production until 2013, underscoring the complexities of the project’s development.
     In the absence of Barrick’s offer, Barrick believes that NovaGold shares would reasonably be expected to return to pre-offer levels adjusted for recent declines in the gold price and gold price index — equating to a share price of less than US$11 per share. Shareholders who choose to accept Barrick’s all-cash offer will be protected against the substantial risk of losses associated with such a price decline.
     Barrick is making the all-cash offer to acquire NovaGold as a follow-on transaction to its Placer Dome acquisition and is seeking to consolidate its interest in the Donlin Creek project in Alaska, USA, and acquire 100 per cent of the Galore Creek project in British Columbia, Canada. The proposed transaction is valued at approximately US$1.3 billion (or approximately US$1.5 billion on a fully diluted basis).
     The Circular for NovaGold is available on Barrick’s website at www.barrick.com, from the Canadian System for Electronic Document Analysis and Retrieval at www.sedar.com or the SEC’s website at www.sec.gov. For purposes of U.S. tender offer rules, Barrick discloses that 173,682 NovaGold common shares have been validly tendered to date to the offer.
Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.

INVESTOR CONTACTS:		MEDIA CONTACT:
James Mavor	Mary Ellen Thorburn	Vincent Borg
Vice President,	Director,	Senior Vice President,
Investor Relations	Investor Relations	Corporate Communications
Tel: (416) 307-7463	Tel: (416) 307-7363	Tel: (416) 307-7477
Email: jmavor@barrick.com	Email: mthorburn@barrick.com	Email: vborg@barrick.com
Additional Information
On August 4, 2006, Barrick Gold Corporation filed a tender offer statement related to its tender offer for the outstanding common shares of NovaGold Resources Inc. Investors and security holders of NovaGold are urged to read the tender offer statement, because it contains important information. Investors and security holders of NovaGold may obtain a free copy of the tender offer statement and other documents filed by Barrick Gold Corporation with the SEC at the SEC’s website at www.sec.gov. The tender offer statement may also be obtained for free from Barrick Gold Corporation on its website or by directing a request to Barrick Gold Corporation’s investor relations department.
Forward-Looking Statements
Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements.” The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as copper, silver, fuel and electricity) and currencies; charges in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in our credit ration; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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